CROSSHAIR EXPLORATION & MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2011

(Unaudited)
(Expressed in Canadian Dollars)

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED BALANCE SHEETS
AS AT
(Unaudited)
(Expressed in Canadian Dollars)

ASSETS	January 31, 2011	April 30, 2010
Current assets
Cash and cash equivalents	$10,588,190	$3,427,511
Marketable securities	549,673	358,823
Receivables	175,642	135,981
Prepaid expenses (Note 9)	135,952	283,611

	11,449,457	$4,205,926

Reclamation bonds	17,563	26,477

Equipment (Note 3)	190,028	380,705

Mineral properties (Note 4)	31,887,547	30,385,684
	$43,544,595	$34,998,792

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$842,215	$798,623
Due to related parties (Note 9)	66,091	4,294
	908,306	802,917

Future reclamation costs (Note 5)	307,738	290,458

Contingent liability (Note 13)	400,000	200,000
	1,616,044	1,293,375
Shareholders' equity
Capital stock (Note 7)
Authorized
Unlimited number of common shares without par value
Issued: 47,129,598 (April 30, 2010 – 32,869,373) common shares	78,538,430	70,162,104
Contributed surplus (Note 7)	18,474,533	17,237,949
Deficit	(55,084,412)	(53,694,636)

	41,928,551	33,705,417

	$43,544,595	$34,998,792
Nature of Operations and Going Concern (Note 1)
Commitments (Note 6)
Contingencies (Note 13)
Subsequent events (Note 14)

On behalf of the Board:
“Mark J. Morabito”	Director	“Ian B. Smith”	Director
Mark J. Morabito		Ian B. Smith

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended January 31		Nine Months Ended January 31
	2011	2010	2011	2010
EXPENSES
Accretion (Note 5)	5,662	$ 12,039	17,280	$ 36,667
Amortization	8,987	25,511	52,755	84,916
Audit and accounting	23,939	40,227	61,832	117,647
Consulting (Note 9)	57,176	34,728	104,191	62,738
Insurance	15,625	33,861	50,350	67,393
Investor relations	41,158	27,310	106,966	40,960
Legal (Note 9)	162,071	95,002	200,865	255,728
Management fees (Note 9)	203,332	12,500	393,331	32,500
Office and administration (Note 9)	44,396	(41,278)	74,361	132,024
Property investigations	1,759	239	9,924	239
Rent	9,250	29,639	39,754	97,920
Stock-based compensation (Note 7)	381,561	272,323	644,116	842,475
Transfer agent and filing fees	63,652	27,326	110,853	60,660
Travel	12,685	24	36,988	17,074
Wages and salaries (Note 9)	196,346	287,821	326,120	597,177
	(1,227,599)	(857,272)	(2,229,686)	(2,446,118)

OTHER INCOME(EXPENSES)
Interest income	9,188	19,912	17,793	46,500
Gain (loss) on asset disposition (Note 9)	-	-	(110,291)	-
Gain (loss) on foreign exchange – realized	(2,850)	-	(4,136)	-
Gain (loss)on foreign exchange –un realized	(3,666)	537	(4,306)	8,160
Unrealized gain (loss)–marketable securities	77,451	(30,719)	190,850	22,222
Mineral property write-off	-	-	-	(229,796)
	80,123	(10,270)	89,910	(152,914)
Loss before income tax	(1,147,476)	(867,542)	(2,139,776)	(2,599,032)
Future income tax recovery	750,000	443,750	750,000	443,750
Loss for the period	(397,476)	$ (423,792)	(1,389,776)	$ (2,155,282)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.08)

Weighted average number of common shares outstanding	40,859,844	30,373,116	35,532,864	28,632,619

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Expressed in Canadian Dollars)

	Three Months Ended January 31		Nine Months Ended January 31
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(397,476)	$(423,792)	$(1,389,776)	$(2,155,282)
Items not affecting cash:
Accretion	5,662	12,039	17,280	36,667
Amortization	8,987	25,511	52,755	84,916
Loss on sale of equipment	-	-	110,291	-
Future income tax recovery	(750,000)	(443,750)	(750,000)	(443,750)
Stock-based compensation	381,561	272,323	644,116	842,475
Unrealized loss/(gain)–foreign exchange	3,666	(6,454)	4,306	(27,064)
Unrealized (gain) loss–marketable securities	(77,451)	30,719	(190,850)	(22,222)
Mineral property write-off	-	-	-	229,796
	(825,051)	(533,404)	(1,501,878)	(1,454,464)

Non-cash working capital item changes
Receivables	(107,374)	(26,042)	(39,661)	(17,571)
Due from related party	-	(5,823)	-	(5,823)
Prepaid expenses	44,062	125,921	147,659	106,001
Payables and accrued liabilities	342,387	(31,599)	304,723	(166,370)
Due to related parties	(13,146)	-	61,797	(98,498)

Net cash used in operating activities	(559,122)	(470,947)	(1,027,360)	(1,636,725)

CASH FLOWS FROM INVESTING ACTIVITIES
Mineral properties	(521,579)	(77,791)	(1,567,300)	(466,163)
Sale of equipment	-	-	30,000	-
Acquisition of equipment	-	-	(2,369)	536
Reclamation bond refunds	-	7,632	8,914	7,632

Net cash used in investing activities	(521,579)	(70,159)	(1,530,755)	(457,995)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of costs	9,766,503	2,464,828	9,718,794	2,464,828

Net cash provided by financing activities	9,766,503	2,464,828	9,718,794	2,464,828

Net change in cash and cash equivalents during the period	8,685,802	1,923,722	7,160,679	370,108

Cash and cash equivalents, beginning of period	1,902,388	1,273,660	3,427,511	2,827,274
Cash and cash equivalents, end of period	$10,588,190	$3,197,382	$10,588,190	$3,197,382
Cash and cash equivalents
Cash	$2,252,663	$774,382	$2,252,663	$774,382
Liquid short term investments	8,335,527	2,423,000	8,335,527	2,423,000
	$10,588,190	$3,197,382	$10,588,190	$3,197,382
Supplemental disclosures with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

	Capital Stock		Contributed
	Number of Shares	Amount	Surplus	Deficit	Total

Balance at April 30, 2009	28,046,078	$67,793,186	$15,429,680	$(51,373,558)	$31,849,308

Issued for:
Stock option exercise	6,250	11,972	(8,222)	-	3,750
Private placement – Nov 2009	1,250,000	639,656	360,344	-	1,000,000
Flow-through private placement– Nov 2009	1,275,000	1,275,000	-	-	1,275,000
Debt Settlement	87,500	79,450	-	-	79,450
Flow-through private placement– Dec 2009	500,000	500,000	-	-	500,000
Flow-through private placement– April 2010	1,704,545	1,244,333	255,667	-	1,500,000
Share issuance costs	-	(562,743)	101,307	-	(461,436)
Tax benefit renounced to flow-through shareholders	-	(818,750)	-	-	(818,750)
Stock-based compensation for the year	-	-	1,099,173	-	1,099,173
Loss for the year	-	-	-	(2,321,078)	(2,321,078)
Balance at April 30, 2010	32,869,373	$70,162,104	$17,237,949	$(53,694,636)	$33,705,417
Issued for:
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	3,000,000	-	-	3,000,000
Private placement – Dec 2010	9,999,999	6,018,484	981,516	-	7,000,000
Share issuance costs	-	(999,634)	143,828	-	(855,806)
Exercise of stock options	100,000	497,534	(409,534)	-	88,000
Exercise of warrants	410,350	609,942	(123,342)	-	486,600
Stock-based compensation for the period	-	-	644,116	-	644,116
Tax benefit renounced to flow-through shareholders	-	(750,000)	-	-	(750,000)
Loss for the period	-	-	-	(1,389,776)	(1,389,776)
Balance at January 31, 2011	47,129,598	$78,538,430	$18,474,533	$(55,084,412)	$41,928,551

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) was incorporated under the laws of British Columbia on September 2, 1966.  Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

During the current period the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 7).  All references to share amounts have been retroactively restated to reflect the share consolidation.

2.           BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended April 30, 2010.

The accounting policies followed by the Company are set out in Note 2 to the audited financial statements for the year ended April 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

Future accounting changes

Business combinations, consolidated financial statements and non-controlling interest

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary. Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

Section 1601 establishes standards for the preparation of consolidated financial statements.

Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements (January 2008).

Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The adoption of these three sections will affect the Company’s accounting for business combinations, if any, on or after May 1, 2011.

Comprehensive Revaluation of Assets and Liabilities (Section 1625) and Equity (Section 3251)

As a result of issuing CICA Handbook sections 1582, 1601, and 1602, CICA Handbook Section 1625 has been amended and is effective prospectively beginning on or after January 1, 2011. Section 3251, Equity, has been amended as a result of issuing Section 1602 and applies to entities that have adopted this section. The Company does not expect any material impact on its financial position, operating results or disclosure on the adoption of this new section.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

2.           BASIS OF PRESENTATION (cont’d...)

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing May 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending July 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheets at both April 30, 2010 and 2011.

The Company has completed the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 – first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; share-based payments; accounting for flow-through shares; and extensive disclosure and analysis of balances and transactions in the notes to the financial statements.  The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its fiscal year ending April 30, 2011, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its fiscal year ending April 30, 2011.

3.           EQUIPMENT

January 31, 2011				April 30, 2010
Description	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Furniture & fixtures1	$-	$-	$-	$203,254	$146,867	$56,387
Computer & office equipment1	-	-	-	159,002	91,890	67,112
Computer software1	-	-	-	71,008	49,876	21,132
Exploration equipment	396,292	206,264	190,028	396,292	176,369	219,923
Leasehold improvements1	-	-	-	69,986	53,835	16,151

	$396,292	$206,264	$190,028	$899,542	$518,837	$380,705
1 See Note 9- Related Party

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

4.           MINERAL PROPERTIES

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Total $
Balance April 30, 2009	18,373,906	2,542,534	3,670,420	4,520,172	-	229,796	29,336,828

Drilling & trenching	88,713	-	2,952	592,314	-	-	683,979
Geology	90,800	70,282	209,190	157,040	-	-	527,312
Geophysics	-	123,662	-	-	-	-	123,662
Administration	56,770	32,435	28,961	47,242	-	-	165,408
Technical analysis	37,527	3,901	-	38,974	-	-	80,402
Future reclamation	(18,665)	(5,651)	(366,889)	2,005	-	-	(389,200)
Acquisition costs	200,000	-	46,812	20,000	-	-	266,812
JCEAP1 refunds received	-	(70,954)	-	(6,569)	-	-	(77,523)
Recovery- JV partner	-	(71,004)	(18,236)	(4,352)	-	-	(93,592)
Administration fees	-	(8,260)	-	(348)	-	-	(8,608)
Write-off	-	-	-	-	-	(229,796)	(229,796)
Total for year	455,145	74,411	(97,210)	846,306	-	(229,796)	1,048,856
Balance April 30, 2010	18,829,051	2,616,945	3,573,210	5,366,478	-	-	30,385,684

Drilling & trenching	-	-	-	36,863	-	-	36,863
Geology	169,748	181,294	21,489	144,631	9,709	-	526,871
Geophysics	-	-	-	24,320	-		24,320
Geochemical	2,262	27,525	-	42,650	-	-	72,437
Trenching	-	-	-	375,428	-	-	375,428
Metallurgy	21,903	-	-	49,095	-	-	70,998
Administration	4,059	5,193	3,461	9,587	-	-	22,300
Technical analysis	67,879	(871)	-	1,400	-	-	68,408
Acquisition costs	200,000	-	40,903	23,185	220,388	-	484,476
JCEAP1 refunds received	-	-	-	(155,439)			(155,439)
Recovery- JV partner	-	-	(24,799)	-	-	-	(24,799)
Total for the period	465,851	213,141	41,054	551,720	230,097	-	1,501,863
Balance January 31, 2011	19,294,902	2,830,086	3,614,264	5,918,198	230,097	-	31,887,547

1 Junior Company Exploration Assistance Program

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Cumulative totals as at January 31, 2011:

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge	Other Claims $	Totals $
Drilling & trenching	7,313,731	-	2,952	2,337,193	-	-	9,653,876
Geology	13,145,538	281,326	279,420	925,075	9,709	-	14,641,068
Geochemical	2,262	27,525	-	42,650	-	-	72,437
Trenching	-	-	-	375,428	-	-	375,428
Metallurgy	21,903	-	-	49,095	-	-	70,998
Geophysics	1,762,457	150,719	-	465,578	-	-	2,378,754
Administration	1,669,894	39,079	52,384	269,375	-	-	2,030,732
Technical analysis	1,756,388	3,030	1,580	300,382	-	-	2,061,380
Future reclamation	171,612	39,203	(366,889)	4,392	-	-	(151,682)
Acquisition costs	3,350,750	7,132,327	3,687,852	1,410,507	220,388	229,796	16,031,620
Recovery- JV partner	-	(95,298)	(43,035)	(4,352)	-	-	(142,685)
Administration fees	-	(10,204)	-	(348)	-	-	(10,552)
JCEAP1 refunds received	(566,300)	(70,954)	-	(256,777)	-	-	(894,031)
Impairment charge	(9,333,333)	(4,666,667)	-	-	-	(229,796)	(14,229,796)
Balance January 31, 2011	19,294,902	2,830,086	3,614,264	5,918,198	230,097	-	31,887,547

1 Junior Company Exploration Assistance Program

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  Beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. (see Note 13).

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 225,000 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") to acquire all of Universal's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 10,000,000 common shares with a value of $5,100,000 and 7,500,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model. $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Universal.  Universal retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Universal at a price of $0.45 per unit.  Each unit consists of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 on or before July 29, 2010.  Universal warrants expired unexercised during the nine months ended January 31, 2011.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp.. Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 125,000 common shares on or before June 7, 2011.  As of January 31, 2011, the Company, through Target, has earned its 75% interest in BHP LLC.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”); and abandoned the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer certain projects located in Newfoundland to Gemini in exchange for shares of Gemini.  As a result of the market conditions, the Board of Directors of Crosshair determined that it was no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Golden Promise  (cont’d…)

Golden Promise Property (cont’d...)

As per the original property option earn-in agreement the Company issued 20,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 2,655,000 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

Upon the successful completion of the initial $2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, Crosshair Exploration and Mining Corp. signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,300,000	-	1,300,000

	$4,250,000	$2,750,000	$7,000,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES (cont’d…)

Juniper Ridge Uranium Property (cont’d…)

2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares.

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair).  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1.5 million for each 1% of the Gross Revenue Royalty.

Other Claims

Sinbad Claims

On March 31, 2009, the Company acquired the Sinbad Property in Utah, USA through the acquisition via plan of arrangement of Target Exploration and Mining Corp.  During the fiscal year 2010, the Company returned these claims and as a result the related costs of $229,796 were written off to operations.

5.	FUTURE RECLAMATION COSTS

	January 31, 2011	April 30, 2010
Asset retirement obligation – beginning balance	$290,458	$676,484
Liability incurred	-	(440,934	)1
Liability assumed – Target plan of arrangement	-	-
Accretion expense	17,280	54,908

Asset retirement obligation – ending balance	$307,738	$290,458

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2011 and 2013.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2013.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

6.           COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, beginning November 10, 2009, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production (see Note 13- Contingencies).  The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

On October 1, 2010, the Company signed a Management Services Agreement with a Company controlled by a director of the Company for a period of three years.  Under the terms of this agreement, the Company will receive office space, as well as full administrative, geological and corporate services on as needed basis.

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS

Share and warrant issuances

During the period ended January 31, 2011, common shares were issued as follows:

(a)
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted.

(b)
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada).

The Company also concurrently, closed a brokered private placement of subscription receipts for gross proceeds of $7 million.  The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of Subscription Receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $143,828), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012.

(c)
100,000 shares were issued from the exercise of stock options for gross proceeds of $88,000.  An amount of $409,534 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(d)	381,250 warrants at $1.20 per share, and 29,100 warrants at a price of $1.00 per share were exercised for total gross proceeds of $486,600.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d....)

Share and warrant issuances (cont’d...)

During the year ended April 30, 2010, common shares were issued as follows:

(e)
On November 19, 2009, the Company completed a brokered private placement of 1,250,000 units (the “Units”) at a price of $0.80 per Unit for gross proceeds of $1,000,000.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months.   The Company paid the Agent a commission equal to 8% of the gross proceeds and issued agent’s warrants exercisable to acquire 125,000 agent’s units (“Agent’s Units”) at an exercise price of $1.02 per Agent’s Unit (valued at $59,617), for a period of 24 months, expiring on November 19, 2011.  Each Agent’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.20 per common share for 24 months, expiring on November 19, 2011.

The Company also concurrently closed a brokered private placement with the Agent of 1,275,000 flow-through shares at a price of $1.00 per flow-through share for gross proceeds of $1,275,000. Each flow-through share consisted of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada). The Company paid the Agent a commission equal to 8% of the gross proceeds raised by the flow-through private placement and issued 127,500 agent’s warrants (“Agent’s Warrants”) (valued at $60,809), with each Agent’s Warrant exercisable for one common share at an exercise price of $1.02 per common share, for a period of 24 months, expiring on November 19, 2011.

(f)	On December 2, 2009, the Company settled debt of $79,450 by the issuing 87,500 common shares.

(g)
On December 15, 2009, the Company completed a non-brokered private placement of 500,000 flow-through shares of Crosshair at a price of $1.00 per flow-through share for gross proceeds of $500,000.  Each flow-through share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada). In connection with the flow-through private placement the Company issued 30,000 warrants (6% of shares issued), (valued at $13,853), as a finder’s fee.

(h)
6,250 shares were issued from the exercise of stock options at price of $0.60 per share for gross proceeds of $3,750.  An amount of $8,222 representing the fair value of the options on granting was reclassified from contributed surplus to capital stock on exercise.

(i)
On April 1, 2010, the Company closed a non-brokered private placement with Mineral Fields Group of 1,704,545 units (“Unit”) at a price of $0.88 per unit for gross proceeds of $1,500,000.  Each Unit consists of one flow-through common share, which qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada), and one half of one transferable non-flow-through share purchase warrant (a “Warrant”).  Each full Warrant has a two year term and is exercisable for one non-flow-through common share at an exercise price of $1.40 per common share for the first year and $1.60 for the second year following the date the private placement closes.

In connection with the flow-through private placement the Company paid a finder’s fee of a cash commission equal to 5% and a due diligence fee equal to 3.5% of the gross proceeds received from the private placement and issued 127,841 (valued at $56,781) finder’s fee warrants exercisable to acquire that number of Units (“Agent’s Units”), at an exercise price of $0.88 per Agent’s Unit, for a period of 24 months following the date the private placement closes.  Each Agent’s Unit consists of one common share and one half of one share purchase warrant on the same terms as the Warrants.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

The following is a summary of warrants outstanding at January 31, 2011 and April 30, 2010 and changes during the period then ended.

	January 31, 2011		April 30, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	4,387,614	2.41	4,619,450	$5.24
Private placement/Issuance	13,249,999	1.00	2,512,614	1.24
Exercised	(410,350)	1.19	(2,744,450)	6.08
Cancelled	-	-	-	-
Outstanding, end of the period	17,227,263	1.36	4,387,614	2.41

At January 31, 2011, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
1,875,000	4.00	July 29, 20111
868,750	1.20	November 19, 20112
125,000	1.02	November 19, 20113
127,500	1.02	November 19, 20113
900	1.00	December 15, 20114
852,273	1.40	April 1, 20125
127,841	0.88	April 1, 20126
9,999,999	1.00	November 23, 20127
1,875,000	1.25	November 23, 20128
1,375,000	0.70	November 23, 20129

17,227,263	1.36

(1)	These warrants were issued in connection with the Silver Spruce CMB Joint Venture Property (Note 8(g)).*
(2)	These warrants were issued in connection with the private placement on November 19, 2009 (Note 8(a)).*
(3)	These warrants were issued to the Agent in connection with the private placement on November 19, 2009 (Note 8(a)).*
(4)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on December 15, 2009 (Note 8(c)).*
(5)	These warrants were issued in connection with the private placement on April 1, 2010 (Note 8(e)).*
(6)	These warrants were issued to the Agent as a finder’s fee in connection with the private placement on April 1, 2010 (Note 8(e)).*
(7)	These warrants were issued in connection with the private placement of November 23, 2010 (Note 7(b)).
(8)	These warrants were issued in connection with the flow through private placement of November 23, 2010 (Note 7(b)).
(9)	These Broker warrants were issued in connection with the private placement of November 23, 2010 (Note 7(b)).

*       Note references above are to those in the financial statements for the year ended April 30, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options

On December 15, 2010 the Company’s shareholders approved the amendment of the Company’s Stock Option Plan (the “Amended Plan”) to a 10% rolling plan.  Options granted under the Amended Plan may not have a term exceeding 10 years and vesting provisions at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at January 31, 2011 and April 30, 2010 and changes during the periods then ended.

	January 31, 2011		April 30, 2010
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	2,905,882	$1.52	2,495,625	$2.84
Exercised	(100,000)	0.88	(6,250)	0.60
Cancelled or expired	(446,261)	2.41	(919,375)	3.72
Granted	2,680,000	1.46	1,335,882	0.96

Outstanding, end of period	5,039,621	$1.42	2,905,882	$1.52

Currently exercisable	2,174,935	$1.42	1,833,658	$1.84

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

At January 31, 2011, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
37,500	37,500	0.92	August 21, 2011
66,000	66,000	1.40	August 29, 2011
6,000	6,000	2.08	November 15, 2011
37,500	37,500	0.92	March 6, 2012
25,000	25,000	3.48	March 23, 2012
27,000	27,000	3.44	May 1, 2012
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
25,000	25,000	0.60	December 17, 2013
638,750	479,064	1.08	May 28, 2014
50,000	25,000	0.76	August 10, 2014
293,381	293,381	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,580,000	-	1.44	December 21, 2015
100,000	-	1.95	January 7, 2016

5,039,621	2,174,935

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the nine month period ended January 31, 2011 the Company recognized stock-based compensation expense of $644,116 (January 31, 2010 - $842,475).  The weighted average price of options granted in the period was $1.46 (April 30, 2010 - $0.96).

Where stock options were re-priced, new fair values were calculated based on the new exercise price and this new fair value used in determining compensation expense over the remaining vesting periods of the options.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

7.           CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock-based compensation (cont’d...)

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted and re-priced during the period ended January 31, 2011 and year ended April 30, 2010:

	January 31, 2011	April 30, 2010

Risk-free interest rate	1.7%	1.02%
Expected life of options	3 years	5 years
Annualized volatility	131.74%	103%
Dividend rate	0%	0%

8.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash investing and financing transactions during the period ended January 31, 2011:

(a)	Mineral property costs of $330,608 (April 30, 2010 - $396,045) were included in accounts payable.

(b)	250,000 stock options were exercised with a fair value of $409,534

(c)	410,350 warrants were exercised with a fair value for $123,342

(d)	1,375,000 broker warrants were issued, and recorded as share issuance costs, with a fair value of $143,828.

(e)	11,874,999 warrants were issued with a fair value of $981,516.

The following were significant non-cash investing and financing transactions during period ended January 31, 2010:

(a)	Mineral property costs of $55,607 were included in accounts payable.

(b)	$49,489 of stock-based compensation was allocated to mineral properties.

(c)	$79,450 was allocated to mineral properties for the settlement of debt by issuing shares (Note 7(f)).

9.           RELATED PARTY TRANSACTIONS

During the period ended January 31, 2011, the Company had the following transactions with related parties:

•
In January 2010, the Company entered into a contract with a management company (which was amended on October 1, 2010) with a director and officer in common, whereby the management company will provide shared office and payroll services to the Company.  The Company incurred administrative/office costs of $524,710 included in office and administration, and wages and salaries (January 31, 2010 - $Nil) to this management company for such services. At January 31, 2011, $66,091 (April 30, 2010 - $Nil) was still owing to this company included in due to related parties, and deposits on hand with this company of $Nil (April 30, 2010 - $130,514) were included in prepaid expenses.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

9.           RELATED PARTY TRANSACTIONS

•	Paid rent for its Newfoundland office of $Nil (January 31, 2010 - $6,592) to a private company that has a director in common. In July 2009, the Company terminated the use of this office space.

•
Consulting fees include $47,700 (January 31, 2010 - $29,150) of fees paid or accrued to company owned by a former officer of the Company.  Management fees include $259,997 (January 31, 2010 - $32,500) of fees paid or accrued to two private companies owned by a director and officer of the Company, of which $Nil (April 30, 2010 – $4,294) was still owing at January 31, 2011.

•	During the period ended January 31, 2011, the Company paid bonus amounts of $210,000 (January 31, 2010 - $Nil) to various officers/directors of the Company.

•
On October 1, 2010, Crosshair sold all furniture equipment, computer equipment, and software to a management company with a director and officer in common. As consideration for the assets, this management company paid Crosshair the total amount of $30,000, which represents the estimated fair value of the assets on the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $110,291, which was recorded as loss on disposal of assets.

The amounts charged to the Company for the services provided have been determined by negotiations among the parties. These transactions were in the normal course of operations and were measured at the exchange value which represented the amounts of consideration established and agreed by the related parties.

The amounts due to the related parties are non-interest bearing, with no fixed terms of repayment. The fair values of the amounts due to the related parties cannot be determined as there are no specific terms of repayment.

10.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	January 31, 2011	April 30, 2010

Equipment:

United States	$4,962	$5,788
Canada	185,066	374,917
	$190,028	$380,705
Mineral properties:

United States	$3,669,011	$3,573,210
Canada	28,043,186	26,812,474

	$31,712,197	$30,385,684

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

11.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its cash and cash equivalent balances and components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company completed an equity financing in this quarter of 2011 to carry on its operations for the next 12 months and beyond January 31, 2012.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

12.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, reclamation bonds, payables and accrued liabilities, and due to related parties approximate carrying value, which is the amount recorded on the consolidated balance sheet.  The Company’s other financial instruments, cash and cash equivalents, and marketable securities, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

12.           FINANCIAL INSTRUMENTS (cont’d…)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s accounts receivable consist mainly of GST and HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 11 to the consolidated financial statements.  Accounts payable relating to mineral properties and other accounts payable and accrued liabilities are due within one year.  Management believes the Company has sufficient funds to meets its liabilities as they become due.

Market Risk

The Company currently maintains investments in certain marketable securities.  There can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

(c)	Currency risk

As at January 31, 2011, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2011, the Company has accounts payable denominated in US dollars of $21,828 and cash of $14,090 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $775 gain/loss.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

13.           CONTINGENCIES

Litigation with Universal Uranium Ltd.

In April 2009, Crosshair Exploration and Mining Corp. commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Universal to settle all outstanding litigation between Crosshair and Universal.

The settlement agreement requires Crosshair and Universal to file a consent dismissal order dismissing both the Crosshair claim and the Universal counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Universal or vote those shares in favour of Universal management’s proposals for a period of thirty-six months. As of January31, 2011, Crosshair held 2,222,222 Universal shares and no warrants.

As per the original voting trust agreement between Crosshair and Universal signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Universal is also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of January 31, 2011, Universal held 3,695,000 Crosshair shares and 7,500,000 Crosshair warrants.

Pursuant to the settlement, for the next twelve months, both Crosshair and Universal are required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month. If Universal fails to comply with its reporting obligation, following receipt of written notice from Crosshair of its failure to report, Universal has five calendar days to supply the information to Crosshair before the 2010 Voting Trust Agreement becomes null and void. Such a voiding of the 2010 Voting Trust Agreement would have no bearing on the terms of the 2008 Voting Trust Agreement. Universal would continue to be required to either abstain from voting its shares in Crosshair or vote its shares in favour of Crosshair management’s proposals.

Litigation with Lewis Murphy

On April 28, 2010 Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to a 2004 Agreement pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed a further annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory relief including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.  The Company was defending the court action and filed a Counterclaim alleging that Mr. Murphy had breached certain representations and warranties contained in the Agreement.  The Company was seeking various reliefs including an order of damages and the return of shares.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2011
(Unaudited)
(Expressed in Canadian Dollars)

13.           CONTINGENCIES (cont’d…)

Litigation with Lewis Murphy (cont’d…)

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company is appealing this judgment; however, there can be no assurance that any appeal will be resolved in favour of the Company.

14.	SUBSEQUENT EVENTS

The following transactions occurred subsequent to the period ended January 31, 2011.

•	37,500 stock options with an exercise price of $0.92 and 25,000 stock options with an exercise price of $0.60 were exercised for gross proceeds of $49,500.

•	55,625 warrants with an exercise price of $1.20 were exercised for gross proceeds of $66,750.

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